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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25 )*

R. G. Barry Corporation
(Name of Issuer)
Common Shares, par value $1.00 per share
(Title of Class of Securities)
068798-10-7
(CUSIP Number)
Daniel D. Viren
R. G. Barry Corporation
13405 Yarmouth Road N.W.
Pickerington, OH 43147
(614) 864-6400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Not Applicable - Voluntary Filing
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMENDMENT NO. 25
TO
SCHEDULE 13D

CUSIP No.	068798-10-7

1	NAMES OF REPORTING PERSONS: Gordon Zacks

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		840,539

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		393,413

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

840,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

AMENDMENT NO. 25
TO
SCHEDULE 13D
Item 1.  Security and Issuer.
     This Amendment No. 25 to the Schedule 13D (the “Schedule 13D”) filed by Gordon Zacks on August 7, 1984, with the Securities and Exchange Commission (the “SEC”), as amended, relates to common shares, $1.00 par value (the “Common Shares”), of R. G. Barry Corporation, an Ohio corporation (the “Company”), the principal executive offices of which are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147. This Amendment No. 25 amends certain information set forth in the Schedule 13D, as previously amended.
Item 2.  Identity and Background.
(a)	Name of reporting person.

Gordon Zacks

(b)	Business address of reporting person.

13405 Yarmouth Road, N.W. Pickerington, Ohio 43147

(c)	Present principal occupation or employment of reporting person and name, principal business and address of any corporation or other organization in which such employment is conducted.

Mr. Zacks serves as non-executive Chairman of the Board of the Company. The Company and its subsidiaries design and market specialized comfort footwear for men, women and children. The principal business offices of the Company are located at 13405 Yarmouth Road, N.W., Pickerington, Ohio 43147.

(d)	During the last five years, Mr. Zacks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Zacks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

Mr. Zacks is a United States citizen.
Item 3.  Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4.  Purpose of Transaction.
Not applicable.
Item 5.  Interest in Securities of the Issuer.
(a)	Amount beneficially owned: 840,539 (1)(2)(3)(4)

Percentage of class: 8.4% (5)

(b)	Number of Common Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

840,539 (1)(2)(3)(4)

(ii)	Shared power to vote or direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

393,413 (1)(2)(3)(4)

(iv)	Shared power to dispose or to direct the disposition of:

None

(1)	Mr. Zacks is the voting trustee of the Zacks-Streim Voting Trust (the “Voting Trust”) and exercises sole voting power as to the 585,056 Common Shares deposited in the Voting Trust. The owners of the Common Shares deposited in the Voting Trust retain investment power with respect to such Common Shares (subject to certain limitations on the right to remove the Common Shares from the Voting Trust) and the right to receive dividends thereon. Mr. Zacks is the beneficial owner of, and retains investment power as to, 137,930 of the Common Shares deposited in the Voting Trust. Mr. Zacks’ mother, Florence Zacks Melton, as trustee under a trust established by the will of Aaron Zacks, deceased, is the owner of the balance of the Common Shares deposited in the Voting Trust. Mr. Zacks is a remainder beneficiary of the trust created by the will of Aaron Zacks.

(2)	Includes 132,891 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 25. Excludes 14,967 Common Shares held of record and owned beneficially by Mr. Zacks’ spouse as to which Mr. Zacks has no voting or investment power and disclaims beneficial ownership.

(3)	Mr. Zacks holds 122,592 Common Shares of record, as to which he has sole voting and investment power.

(4)	Under an agreement dated September 27, 1989, as amended, the Company has agreed, upon the death of Mr. Zacks, to purchase from Mr. Zacks’ estate, at the estate’s election, up to $4 million of the Common Shares held by Mr. Zacks at the time of his death. The Common Shares would be purchased at their fair market value at the time the estate exercises its put right. The estate’s put right would expire after the second anniversary of the Mr. Zacks’ death. The Company has agreed to fund its potential obligation to purchase the Common Shares by purchasing and maintaining during Mr. Zacks’ lifetime one or more policies of life insurance on the life of Mr. Zacks. In addition, Mr. Zacks agreed that, for a period of 24 months following his death, the Company will have a right of first refusal to purchase any Common Shares owned by Mr. Zacks at his death if his estate elects to sell the Common Shares. The Company would have the right to purchase the Common Shares on the same terms and conditions as the estate proposes to sell the Common Shares.

(5)	Based upon the sum of (a) 9,920,103 Common Shares outstanding as of the date of this Amendment No. 25 and (b) 132,891 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 25.
(c)	Transactions by reporting person:
     Since the date of the filing of Amendment No. 24 to this Schedule 13D, the number of Common Shares directly held by Mr. Zacks has decreased from 171,392 shares to 122,592 shares as a result of sales by Mr. Zacks. Further, the number of stock options held by Mr. Zacks has decreased from 133,394 to 132,891 as a result of option expirations and terminations.
(d)	Right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares:

See Item 5(b) of this Amendment No. 25.

(e)	Not Applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 5(b) of this Amendment No. 25.
Item 7.  Material to Be Filed as Exhibits

Exhibit 2(a)	-	Zacks-Streim Voting Trust and amendments thereto (incorporated herein by reference to Exhibit 9 to the Annual Report on Form 10-K for the fiscal year ended January 2, 1993 of R.G. Barry Corporation (File No. 1-8769))

Exhibit 2(b)	-	Documentation related to extension of term of the Voting Trust Agreement for the Zacks-Streim Voting Trust (incorporated herein by reference to Exhibit 9(b) to the Annual

Report on Form 10-K for the fiscal year ended December 30, 1995 of R.G. Barry Corporation (File No. 1-8769))

Exhibit 3(a)	-	Agreement, dated September 27, 1989, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference to Exhibit 28.1 to the Current Report on Form 8-K, dated October 11, 1989, filed October 12, 1989, of R.G. Barry Corporation (File No. 0-12667))

Exhibit 3(b)	-	Amendment No. 1, dated as of October 12, 1994, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference to Exhibit 5 to Amendment No. 14 to Schedule 13D, dated January 27, 1995, filed by Gordon Zacks on February 13, 1995)

Exhibit 4	-	Confidential Separation Agreement dated March 10, 2004, between R. G. Barry Corporation and Gordon Zacks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K for the event on March 10, 2004 (File No. 1-8769)).
[Remainder of page intentionally left blank;
signature on following page.]

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2006	/s/ Gordon Zacks
Gordon Zacks